VALUATION

INTERWEST MEDICAL CORPORATION

AS OF DECEMBER 15, 2004

December 16, 2004

Mr. Arch Gilbert, President
InterWest Medical Corporation
3221 Hulen Street, Suite C
Fort Worth, Texas 76107

Mr. Gilbert:

We have prepared and enclosed, herewith, our valuation report of InterWest Medical Corporation, (IWM). The purpose of the valuation is to render an opinion as to the Fair Value of 100% of the outstanding common stock (on a nonmarketable, minority interest basis) of InterWest Medical Corporation as of December 15, 2004.

The term “Fair Market Value” is defined as the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and both parties having reasonable knowledge of the relevant facts. The term “fair value” is not necessarily synonymous with Fair Value.1 Fair value is generally used in appraising the rights of minority interest shareholders, sometimes called dissenting shareholder rights. Generally the techniques are the same but different states use varying methods when determining fair value. IWM is incorporated in the State of Oklahoma and, therefore, Oklahoma case law was consulted in determining the fair value of the stock.

Our report is based upon historical and prospective financial information provided to us by management and other third parties. Had we audited or reviewed the underlying data, matters may have come to our attention, which would have resulted in our using amounts that differ from those provided. Accordingly, we take no responsibility for the underlying data presented in this report. Users of this business valuation should be aware that business valuations are based on future earnings potential that may or may not materialize. Therefore, the actual results achieved during the projection period will vary from the projections used in this valuation, and the variations may be material.

Based on our study and analytical review procedures, we have concluded that a reasonable estimate of the Fair Value (on a nonmarketable, minority interest basis) of 100% of the outstanding common stock of InterWest Medical Corporation as of December 15, 2004, is $1,360,000 or $.068 per share, based on 20,000,000 shares issued and outstanding.

2501 Parkview Dr., Suite 110, Fort Worth, Texas 76102	Phone 817.332.7237	Fax 817.870.9072	www.hrco-cpas.com

[1]	Laserage Technology Corp v Laserage Laboratories Inc., 972 F.2d 799

We have no present or contemplated financial interest in IWM. Our fees for this valuation are based upon our normal hourly billing rates, and are in no way contingent upon the results of our findings. We have no responsibility to update this report for events and circumstances occurring subsequent to the date of this report.

This report has been prepared for the specific purpose of valuing IWM common stock as of December 15, in conjunction with a pending and proposed reverse stock split and acquisition by IWM of shares held by non-affiliated shareholders and is intended for no other purpose. This report is not to be copied or made available (beyond the original reports provided) without the express written consent of Hecht, Ratcliff & Company, P.C.

Hecht, Ratcliff & Company, P.C.

TABLE OF CONTENTS

PAGE
INTRODUCTION
Purpose of Valuation	4-5
Approach to Valuation	5
Limiting Conditions	5-6
COMPANY BACKGROUND
General	6
Customers	6-7
Competition	7
Strengths and Weaknesses	7
INDUSTRY AND ECONOMIC OVERVIEW
General Industry Outlook	7-12
U.S. Economic Outlook	12-21
FINANCIAL REVIEW
Overview	21
Balance Sheets	22
Income Statements	22
III. COMPARATIVE ANALYSIS	22-23
IV. ESTIMATE OF VALUE
Valuation Methods	23-24
DISCOUNTS AND MINORITY INTEREST CALCULATION	24-25
VII. EXHIBITS
A. Curriculum Vitae	26-27
B. InterWest Medical Corporation Financial Statement Summaries and Analysis	28-30
C. Maps of location and surrounding area	31-37

InterWest Medical Corporation
Valuation report as of December 15, 2004

INTRODUCTION

Purpose

IWM has its corporate offices located at 3221 Hulen Street in Fort Worth, Texas. It is approximately 1/2 mile south of the Interstate 30 (see map in Exhibits). The Company also owns and operates a “skilled nursing home” in Colton California (Reche Canyon Rehabilitation and Health Care Center).

The purpose of this report is to establish the Fair Value (on a nonmarketable, minority interest basis) of 100% of the outstanding common stock of InterWest Medical Corporation, as of December 15, 2004, in conjunction with a pending and proposed reverse stock split and acquisition by IWM of shares held by non-affiliated shareholders and is intended for no other purpose. IWM is a publicly traded stock (OTC), but intends to terminate its registration under The Securities Exchange Act of 1934. According to the Schedule 14A filed with the Securities and Exchange Commission on November 8, 2004 and Schedule 14C anticipated to be filed in the near future, IWM states the following reasons for its proposed termination;

SPECIAL FACTORS 2

Reasons For Plan To Terminate Registration

The Company is of the view that there are several valid reasons for the proposal to terminate registration, including the following.

In response to Enron Corporation and similar scandals, Congress passed the Sarbanes-Oxley Act of 2002 (H.R. 3763). The Act was signed by President Bush on July 30, 2002. The Act establishes a new regulatory body for accountants who audit public companies, increases criminal penalties for violations of securities and related laws, requires corporate officers to certify as to certain matters, and imposes far-reaching requirements on public companies, their offices and directors. The Act generally applies to all Companies that are required under Sections 12 or 15(d) of the Securities Exchange Act of 1934 to file periodic reports with the Securities and Exchange Commission. The Act applies to all such companies, regardless of size, even to a company as small as ours.

The Company has concluded that compliance with such Act would be extremely expensive and burdensome. Because of its small size and lack of executive staff, the Company’s compliance with the Act is made more difficult, if possible at all.

The Company does not presently enjoy the benefits normally associated with a public company. “Penny stocks” have been the subject of special legislative and regulatory requirements. The Common Stock does not appeal to brokerage firms that are often reluctant to recommend “penny stocks” to their clients. Small brokerage firms that previously sold and sponsored “penny stocks” have been reduced in number as a result of increased regulatory activity on the part of the N.A.S.D., S.E.C. and state blue sky authorities. Investors may also be dissuaded from purchasing “penny stocks” because the brokerage commissions, as a percentage of the total transaction, tend

[2]	Schedule 14A, “Proxy Statement...” filed with the Securities and Exchange Commission

InterWest Medical Corporation
Valuation report as of December 15, 2004

to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of “penny stocks.” Also, investment funds are reluctant to invest in “penny stocks.” The existing public market for the Common Stock does not provide significant liquidity. Presently, the bid and asked prices quoted by market makers are limited to 5,000 shares with a normal monetary value ranging in the order of $500 to $1,000.

The costs of being a public company have increased significantly over the past 20 years, attributable in large measure by increased accounting and legal costs brought about by increased government regulation and requirements.

In the Company’s opinion, the fact that it is a public company is a serious determent to its ability to attract capable directors and receive financial services at affordable rates. It is of the view that taking the Company private will help in this regard.

Accordingly, the Board has concluded that the best course of action is to delist under the 1934 Act so that the Company would no longer be a reporting Company. Under the 1934 Act and Rules thereunder, only companies with fewer than 500 shareholders may delist. The Plan to Terminate Registration is intended to achieve this result. The Company considered a number of other alternatives, including sale of the Company’s assets and subsequent liquidation, merger, and a leveraged buy-out. It concluded that the plan adopted was in the best interest of the Company and its shareholders.

Because the plan of termination calls for reduction in number of shareholders to fewer than 500, the Company plans a reverse stock split as well as the purchase of additional shares from the shareholders who currently own the outstanding common stock as of a record date to be determined. Therefore, a valuation of the shares must be performed to accurately determine the repurchase price used for the reverse stock split and related events.

Approach

Our approach has been to determine an estimate of value, which would provide a fair and reasonable return on investment to an investor or owner, in view of the facts available to us at the time. Our opinion is based on, among other things, our estimate of the risks facing the Company and the return on investment that would be required on alternative investments with similar levels of risk.

Both internal and external factors that influence the value of InterWest Medical Corporation have been reviewed, analyzed, and interpreted. Internal factors include the Company’s financial position, results of operations and the size and marketability of the interest being valued. External factors include, among other things, the status of the industry and the position of the Company relative to the industry.

Limiting Conditions

The estimate of value rendered in this report is based on information provided in whole or in part by the owners and management of the Company and third parties. We have not audited or attempted to confirm this information for accuracy or completeness. We have relied upon the representations of the owners and management concerning the value and useful condition of all

InterWest Medical Corporation
Valuation report as of December 15, 2004

equipment used in the business, real estate, investments and any other assets or liabilities except as specifically stated to the contrary in this report. We have not attempted to confirm whether or not all assets of the business are free and clear of liens and encumbrances, or the Company had good title to all assets.

Hecht, Ratcliff & Co., P.C. does not purport to be a guarantor of value. Valuation of closely held companies (IWM is considered to be closely held for valuation purposes because of the illiquidity of the public market for its shares) is an imprecise science, with value being a question of fact, and reasonable people can differ in their estimates of value. Hecht, Ratcliff & Co., P.C. has performed conceptually sound and commonly accepted methods of valuation in determining the estimates of value included in this report.

The valuation estimate included in this report assumes that the existing management of the company will maintain the character and integrity of the Company through any sale, reorganization or reduction of any owners/managers participation in the existing activities of the Company.

COMPANY BACKGROUND3

General

InterWest Medical Corporation (the “Company”) was incorporated under the laws of the State of Oklahoma on March 3, 1983. The principal office and place of business of the Company is located at Suite C, 3221 Hulen Street, Fort Worth, Texas 76107-6193. Its telephone number is (817) 731-2743.

In April 1984, the Company commenced efforts to develop nursing homes in an effort to diversify its efforts. The Company built and sold to an unrelated purchaser a 187-bed skilled nursing home in Vista, California. The Company, through a wholly-owned subsidiary, presently owns and operates a 156-bed skilled nursing home in Colton, California. The Company does not at this time have any plans to develop other nursing homes. At December 31, 2003, the Company had an undepreciated cost of $3,058,271 in such facility, including equipment and furniture.

Customers

Patient service revenue is reported at the estimated net realizable amounts from patients, third-party payers, and others for service rendered. The Company derives a significant portion of its revenues from third party payers (health maintenance organizations, Medicare and Medi-Cal). Approximately 59% of 2003 revenue and 53% of 2002 revenue was derived from a contract with one health maintenance organization. The contract that generated these revenues is scheduled to expire in July of 2006.

[3]	Form 10-K, “Annual Report...” filed with the Securities and Exchange Commission

InterWest Medical Corporation
Valuation report as of December 15, 2004

Competition

The Company’s business is extremely competitive in all phases. Many of its competitors, both public and private, possess and employ financial and personnel resources substantially greater than those which are currently available to the Company.

Strengths and Weaknesses

The major strengths of the Company are:

Long-term history
Deep rooted history in the area of operation
Operating in an industry, which the demand for services is expected to increase into the foreseeable future.

The major weaknesses of the Company are:

Inability to attract and keep skilled labor
The potential loss of one of it’s major customers

INDUSTRY AND ECONOMIC OVERVIEW

General Industry Outlook

The following information was obtained from the Department of Labor’s Occupational Outlook Handbook.4

Medical and Health Services Managers

SIGNIFICANT POINTS
Earnings of medical and health services managers are high, but long work hours are common. A master’s degree is the standard credential for most positions, although a bachelor’s degree is adequate for some entry-level positions in smaller facilities. Employment will grow fastest in practitioners’ offices and in home healthcare services. Applicants with work experience in healthcare and strong business and management skills should have the best opportunities.

NATURE OF THE WORK
Healthcare is a business and, like every other business, it needs good management to keep it running smoothly. The occupation, medical and health services manager, encompasses all

[4]	Bureau of Labor Statistics, U.S. Department of Labor, Occupational Outlook Handbook, 2004-05 Edition, Medical and Health Services, on the Internet at http://www.bls.gov/oco/ocos014.htm (visited December 11, 2004).

InterWest Medical Corporation
Valuation report as of December 15, 2004

individuals who plan, direct, coordinate, and supervise the delivery of healthcare. medical and health services managers include specialists and generalists. Specialists are in charge of specific clinical departments or services, while generalists manage or help to manage an entire facility or system.

The structure and financing of healthcare is changing rapidly. Future medical and health services managers must be prepared to deal with evolving integrated healthcare delivery systems, technological innovations, an increasingly complex regulatory environment, restructuring of work, and an increased focus on preventive care. They will be called upon to improve efficiency in healthcare facilities and the quality of the healthcare provided. Increasingly, medical and health services managers will work in organizations in which they must optimize efficiency of a variety of interrelated services—for example, those ranging from inpatient care to outpatient follow up care.

Large facilities usually have several assistant administrators to aid the top administrator and to handle daily decisions. Assistant administrators may direct activities in clinical areas such as nursing, surgery, therapy, medical records, or health information. (Managers in nonhealth areas, such as administrative services, computer and information systems, finance, and human resources, are not included in this statement. For information about them, see the statements on management occupations elsewhere in the Handbook.)

In smaller facilities, top administrators handle more of the details of daily operations. For example, many nursing home administrators manage personnel, finance, facility operations, and admissions, and have a larger role in resident care.

Clinical managers have more specific responsibilities than do generalists, and have training or experience in a specific clinical area. For example, directors of physical therapy are experienced physical therapists, and most health information and medical record administrators have a bachelor’s degree in health information or medical record administration. Clinical managers establish and implement policies, objectives, and procedures for their departments; evaluate personnel and work; develop reports and budgets; and coordinate activities with other managers. In group medical practices, managers work closely with physicians. Whereas an office manager may handle business affairs in small medical groups, leaving policy decisions to the physicians themselves, larger groups usually employ a full-time administrator to help formulate business strategies and coordinate day-to-day business.

A small group of 10 to 15 physicians might employ 1 administrator to oversee personnel matters, billing and collection, budgeting, planning, equipment outlays, and patient flow. A large practice of 40 to 50 physicians may have a chief administrator and several assistants, each responsible for different areas.

Medical and health services managers in managed care settings perform functions similar to those of their counterparts in large group practices, except that they may have larger staffs to manage. In addition, they may do more work in the areas of community outreach and preventive care than do managers of a group practice.

InterWest Medical Corporation
Valuation report as of December 15, 2004

Some medical and health services managers oversee the activities of a number of facilities in health systems. Such systems may contain both inpatient and outpatient facilities and offer a wide range of patient services.

WORKING CONDITIONS
Most medical and health services managers work long hours. Facilities such as nursing care facilities and hospitals operate around the clock, and administrators and managers may be called at all hours to deal with problems. They also may travel to attend meetings or inspect satellite facilities. Some managers work in comfortable, private offices; others share space with other managers or staff. They may spend considerable time walking, to consult with coworkers.

EMPLOYMENT
Medical and health services managers held about 244,000 jobs in 2002. About 37 percent worked in hospitals, and another 17 percent worked in offices of physicians or nursing care facilities. The remainder worked mostly in home healthcare services, Federal government healthcare facilities, ambulatory facilities run by State and local governments, outpatient care centers, insurance carriers, and community care facilities for the elderly.

TRAINING, OTHER
QUALIFICATIONS, AND
ADVANCEMENT
 Medical and health services managers must be familiar with management principles and practices. A master’s degree in health services administration, long-term care administration, health sciences, public health, public administration, or business administration is the standard credential for most generalist positions in this field. However, a bachelor’s degree is adequate for some entry-level positions in smaller facilities and at the departmental level within healthcare organizations. Physicians’ offices and some other facilities may substitute on-the-job experience for formal education.

For clinical department heads, a degree in the appropriate field and work experience may be sufficient for entry. However, a master’s degree in health services administration or a related field may be required to advance. For example, nursing service administrators usually are chosen from among supervisory registered nurses with administrative abilities and a graduate degree in nursing or health services administration.

Bachelor’s, master’s, and doctoral degree programs in health administration are offered by colleges, universities, and schools of public health, medicine, allied health, public administration, and business administration. In 2003, 67 schools had accredited programs leading to the master’s degree in health services administration, according to the Accrediting Commission on Education for Health Services Administration.

Some graduate programs seek students with undergraduate degrees in business or health administration; however, many graduate programs prefer students with a liberal arts or health

InterWest Medical Corporation
Valuation report as of December 15, 2004

profession background. Candidates with previous work experience in healthcare also may have an advantage. Competition for entry to these programs is keen, and applicants need above-average grades to gain admission. Graduate programs usually last between 2 and 3 years. They may include up to 1 year of supervised administrative experience, and course work in areas such as hospital organization and management, marketing, accounting and budgeting, human resources administration, strategic planning, health economics, and health information systems. Some programs allow students to specialize in one type of facility—hospitals, nursing care facilities, mental health facilities, or medical groups. Other programs encourage a generalist approach to health administration education.

New graduates with master’s degrees in health services administration may start as department managers or as staff employees. The level of the starting position varies with the experience of the applicant and the size of the organization. Hospitals and other health facilities offer postgraduate residencies and fellowships, which usually are staff positions. Graduates from master’s degree programs also take jobs in large group medical practices, clinics, mental health facilities, nursing care corporations, and consulting firms.

Graduates with bachelor’s degrees in health administration usually begin as administrative assistants or assistant department heads in larger hospitals. They also may begin as department heads or assistant administrators in small hospitals or nursing care facilities.

All States and the District of Columbia require nursing care facility administrators to have a bachelor’s degree, pass a licensing examination, complete a State-approved training program, and pursue continuing education. A license is not required in other areas of medical and health services management.

Medical and health services managers often are responsible for millions of dollars’ worth of facilities and equipment and hundreds of employees. To make effective decisions, they need to be open to different opinions and good at analyzing contradictory information. They must understand finance and information systems, and be able to interpret data. Motivating others to implement their decisions requires strong leadership abilities. Tact, diplomacy, flexibility, and communication skills are essential because medical and health services managers spend most of their time interacting with others.

Medical and health services managers advance by moving into more responsible and higher paying positions, such as assistant or associate administrator, or by moving to larger facilities.

JOB OUTLOOK
 Employment of medical and health services managers is expected to grow faster than the average for all occupations through 2012, as the health services industry continues to expand and diversify. Opportunities will be especially good in offices of physicians and other health practitioners, home healthcare services, and outpatient care centers. Applicants with work

InterWest Medical Corporation
Valuation report as of December 15, 2004

experience in the healthcare field and strong business and management skills should have the best opportunities.

Hospitals will continue to employ the most medical and health services managers over the projection period. However, the number of new jobs created in hospitals is expected to increase at a slower rate than in many other industries, as hospitals focus on controlling costs and increasing the utilization of clinics and other alternate care sites. Medical and health services managers with experience in large facilities will enjoy the best job opportunities, as hospitals become larger and more complex. Employment will grow the fastest in practitioners’ offices and in home healthcare agencies. Many services previously provided in hospitals will continue to shift to these sectors, especially as medical technologies improve. Demand in medical group practice management will grow as medical group practices become larger and more complex. Medical and health services managers will need to deal with the pressures of cost containment and financial accountability, as well as with the increased focus on preventive care. They also will become more involved in trying to improve the health of their communities. Managers with specialized experience in a particular field, such as reimbursement, should have good opportunities.

Medical and health services managers also will be employed by healthcare management companies who provide management services to hospitals and other organizations, as well as to specific departments such as emergency, information management systems, managed care contract negotiations, and physician recruiting.

EARNINGS
Median annual earnings of medical and health services managers were $61,370 in 2002. The middle 50 percent earned between $47,910 and $80,150. The lowest 10 percent earned less than $37,460, and the highest 10 percent earned more than $109,080. Median annual earnings in the industries employing the largest numbers of medical and health services managers in 2002 were as follows:

General medical and surgical hospitals	$65,950
Home health care services	56,320
Outpatient care centers	55,650
Offices of physicians	55,600
Nursing care facilities	55,320

Earnings of medical and health services managers vary by type and size of the facility, as well as by level of responsibility. For example, the Medical Group Management Association reported that, in 2002, median salaries for administrators were $78,258 in practices with fewer than 7 physicians; $92,727 in practices with 7 to 25 physicians; and $125,988 in practices with more than 26 physicians. According to a survey by Modern Healthcare magazine, median annual compensation in 2003 for managers of selected clinical departments was $71,800 in respiratory

InterWest Medical Corporation
Valuation report as of December 15, 2004

care, $79,000 in physical therapy, $84,500 in home healthcare, $85,100 in laboratory services, $89,100 in rehabilitation services, $89,500 in medical imaging/diagnostic radiology, and $98,400 in nursing services. Salaries also varied according to size of facility and geographic region.

Economic Outlook Update™ 3Q 2004 (As of September 30, 2004)5

An extremely important section of a well-prepared business valuation is a thorough and relevant economic section. First, Revenue Ruling 59-60 requires consideration of “the economic outlook in general and the condition and outlook of the specific industry in particular.” Secondly, an understanding of the economic outlook is fundamental to developing reasonable expectations about the subject company’s future prospects.
In any business valuation, the general economic outlook as of the appraisal date should be considered, since the national economic outlook is often the basis of how investors perceive alternative investment opportunities at any given time.
In this analysis, we have examined the general economic climate that existed at the end of September 2004. This summary provides an overview of some selected economic factors that prevailed in the third quarter of 2004, as well as a discussion of the factors that are crucial over an extended period of time. Topics addressed include general economic conditions, consumer prices and inflation rates, interest rates, unemployment, consumer spending, the stock markets, construction, manufacturing, and future economic outlook.

GENERAL ECONOMIC CONDITIONS
Compared to the slow pace of the second quarter, the U.S. economy, which was helped by strong consumer spending, picked up during the third quarter of 2004. Although the economy grew at a stronger rate than in the previous quarter, the gross domestic product (GDP), which is the broadest measure of the economy’s health, posted a less-than-expected third quarter figure. Although the economy was less than robust, inflationary pressures, which arose during the first quarter of this year, slowed sharply during the July-September quarter.

GROSS DOMESTIC PRODUCT
The U.S. Department of Commerce reported that the nation’s economy increased at an annual rate of 3.7 percent in the third quarter of 2004, as indicated by the GDP, and is up from the 3.3 percent rate that was posted in the second quarter, as can be seen in Exhibit 1. In 2003, the economy grew by 3.0 percent, compared to an increase of 1.9 percent in 2002 and 0.8 percent in 2001. The 2003 growth rate was the fastest rate since a 3.7 percent increase in 2000. The acceleration in third quarter GDP growth reflected an increase in consumer spending, which was partly offset by the decrease in private business inventories and a slowdown in exports.

[5]	All of the contents of the economic outlook section of this valuation report are quoted from the Economic Outlook Update™ 3Q 2004 published by Business Valuation Resources, LLC, © 2004, reprinted with permission.

InterWest Medical Corporation
Valuation report as of December 15, 2004

CONSUMER SPENDING
Consumer spending, which accounts for two-thirds of all economic activity in the United States, rose to a rate of 4.6 percent during the third quarter of 2004. This compares with a 1.6 percent increase in the second quarter and a 4.1 percent increase in the first quarter of this year. The second quarter figure was the slowest growth rate since a 1.0 percent increase in the second quarter of 2001. In 2003, consumer spending rose by 3.3 percent, compared with a 3.1 percent increase in 2002 and a 2.5 percent increase in 2001. Consumer expenditures increased the third-quarter GDP by 3.23 percentage points. This compares with a GDP increase of 1.10 percentage points in the previous quarter and a 2.90 percentage point increase in the first quarter.

GOVERNMENT SPENDING
During the third quarter of 2004, government spending increased at a rate of 1.4 percent, compared with an increase of 2.2 percent during the second quarter. In 2003, government spending increased by 2.8 percent, following a 4.4 percent increase in 2002 and a 3.4 percent increase in 2001. During the third quarter, federal government spending increased by 4.6 percent, compared with a 2.7 percent increase in the previous quarter. National defense spending rose 9.3 percent during the third quarter, following a small increase of 1.9 percent in the second quarter and a 10.6 percent increase in the first quarter of this year. State and local government spending, still hampered by budget woes, decreased spending by 0.5 percent in the third quarter of 2004, after increasing by 1.9 percent in the previous quarter.

BUSINESS INVESTMENTS
Business investments, which have lagged since the 2001 recession, continued to show signs of significant improvement during the third quarter of 2004. Business spending, or nonresidential fixed investment, increased at a rate of 11.7 percent during the third quarter after rising by 12.5 percent in the previous quarter. In 2003, business spending increased by 3.3 percent, compared to a decrease of 8.9 percent in 2002 and a 4.2 percent decrease in 2001. Business expenditures on equipment and software continued to increase during the third quarter at a 14.9 percent growth rate, which follows a 14.2 percent increase in the previous quarter. Business spending on structures increased slightly by 1.4 percent in the third quarter of 2004, compared to a 6.9 percent increase in the second quarter and a 7.6 percent decrease in the first quarter of this year.

BUSINESS INVENTORIES
 After increasing their inventories for the past four quarters, private businesses reversed the trend and decreased their inventories during the third quarter of 2004. The decrease in private business inventories dropped the third-quarter GDP by 0.48 percentage points after increasing the previous quarter’s GDP by 0.78 percentage points. Businesses built up their inventories of unsold goods at a rate of $48.1 billion in the third quarter of 2004, following increases of $61.1 billion in the previous quarter and $40.0 billion in the first quarter. During the recession, businesses cut production sharply and discounted merchandise to get rid of stockpiles of unsold goods, which was a key source of weakness for the economy.

TRADE DEFICIT
 While exports rose during the third quarter of 2004, the level of imports continued to hamper economic growth. Exports grew by 5.1 percent in the third quarter, following an increase of 7.3 percent in the previous two quarters. In 2003, exports increased by 1.9 percent, compared with a 2.3 percent decrease in 2002 and a 5.4 percent decrease in 2001. The U.S. dollar’s weakness in

InterWest Medical Corporation
Valuation report as of December 15, 2004

recent years has helped boost exports, making U.S. goods cheaper overseas. Foreign imports increased by 7.7 percent during the third quarter of 2004 after an increase of 12.6 percent in the previous quarter. In 2003, imports increased by 4.4 percent, compared with a 3.4 percent increase in 2002 and a decrease of 2.7 percent in 2001. During the third quarter, the trade deficit increased from last quarter’s annualized rate of $591.3 billion in real terms to $627.8 billion. The trade deficit decreased the third-quarter GDP by 0.62 percentage points after decreasing the previous quarter’s GDP by 1.06 percentage points.

CONSUMER PRICES AND INFLATION RATES
Inflationary pressures, which began to rise during the first half of this year, slowed sharply during the third quarter of 2004. According to the U.S. Department of Commerce, the price index for gross domestic purchases, which measures prices paid by U.S. residents, increased by only 1.8 percent in the third quarter. This compares with an increase of 3.5 percent in the second quarter and a 3.4 percent increase in the first quarter. The first quarter jump was the largest increase since the first quarter of 2001. Excluding food and energy prices, the price index for gross domestic purchases increased by 1.5 percent in the third quarter, compared with a 2.5 percent increase in the previous quarter.

The U.S. Department of Labor reported that the Producer Price Index for Finished Goods, which measures inflationary pressures before they reach consumers, rose by 0.1 percent in September 2004, following a 0.1 percent decline in August and a 0.1 percent increase in July. In 2003, the price for finished goods increased by 4.0 percent, compared with a 1.2 percent increase in 2002 and a 1.6 percent decrease in 2001. The costs of intermediate goods increased slightly in September by 0.1 percent after increasing by 1.0 percent in August and by 0.8 percent in July. The cost for intermediate goods rose by 3.9 percent in 2003, following a 3.2 percent increase in 2002 and a 4.0 percent decrease in 2001. Prices for crude oil declined in September by 4.2 percent, following decreases of 0.7 percent in August and 0.2 percent in July. Crude oil prices rose by 19.5 percent in 2003, compared to a 24.7 percent increase in 2002 and a 32.5 percent decrease in 2001. Prices for finished goods other than food and energy increased by 0.3 percent in September, compared to a 0.1 percent decline in August and a 0.1 percent increase in July. Energy goods prices declined 0.9 percent in September, following a 0.2 percent increase in the previous month. Finished consumer food prices increased by 0.1 percent in September, compared with a 0.2 percent decline in August.

The Department of Labor reported that the Consumer Price Index for All Urban Consumers (CPI-U) increased by 0.2 percent in September 2004, which was 2.5 percent higher than its level one year earlier. The Consumer Price Index for Urban Wage Earners and Clerical Workers (CPI-W) also increased by 0.2 percent in September and was 2.4 percent higher than one year ago.

INTEREST RATES
 As expected by the markets and economists, The Federal Reserve Board (FRB) continued to raise its target for the federal funds rate by a quarter of a percent at each of its two meetings in the third quarter of 2004. The FRB started to raise the federal funds rate to 1.25 percent in the second quarter of 2004. Previously, the target rate had been stable at 1.0 percent since the June 25, 2003 meeting of the Federal Open Market Committee (FOMC). The federal funds rate is the

InterWest Medical Corporation
Valuation report as of December 15, 2004

interest rate at which a commercial bank lends immediately available funds in balances at the Federal Reserve to another commercial bank.

The FOMC met twice during the first quarter — August 10 and September 21 — and at both meetings decided to raise the federal funds rate by a quarter percent to 1.50 percent and 1.75 percent, respectively. At its August meeting, the FOMC noted the recent slowdown in output and employment growth and attributed it to the sizeable rise in energy prices. The FOMC press release, dated September 21, stated: “After moderating earlier this year partly in response to the substantial rise in energy prices, output growth appears to have regained some traction, and labor market conditions have improved modestly. Despite the rise in energy prices, inflation and inflation expectations have eased in recent months.”

The increases in the federal funds rate are expected to have an impact over other interest rates such as credit card rates, adjustable-rate mortgage rates and home equity lines of credit as well as money-market account and certificate of deposit rates.

Also during the third quarter, the Board of Governors of the Federal Reserve System voted twice to raise the discount rate by a quarter percent to 2.5 percent and then to 2.75 percent. The board increased this rate in the second quarter after having been stable at 2 percent since June 2003. The discount rate is the interest rate a commercial bank is charged to borrow funds, typically for a short period, directly from a Federal Reserve Bank. The board of directors of each Reserve Bank establishes the discount rate every 14 days, subject to the approval of the Board of Governors.

UNEMPLOYMENT
The unemployment rate was at 5.5 percent in the third quarter of 2004, down from 5.6 percent in the previous quarter. The number of unemployed persons was 8.074 million in the third quarter, compared with 8.205 million in the second quarter. During the third quarter, manufacturing and construction continued to add jobs, but at a slower pace, while employment continued to increase in the professional and technical service sector.

After losing 516,000 jobs in 2003, manufacturing has added 88,000 in the period of February through August of this year, with most of those gains registered from March through May. During the third quarter of 2004, manufacturing employment only increased by 10,000 jobs. Construction employment, which has seen little growth since May, added 28,000 jobs in the third quarter. The retail trade industry lost 15,000 jobs in the third quarter, while the leisure and hospitality industry gained 30,000 over the same time period. Employment in professional and technical services continued to increase during the third quarter; the industry has added 205,000 jobs since August 2003. Employment in the education and health services sector increased by 57,000 during the third quarter of 2004.

Average hourly earnings increased to $15.75 in the third quarter of 2004 from $15.63 in the previous quarter. Average weekly earnings also increased to $532.24 in the third quarter from $526.62 in the second quarter of 2004.

InterWest Medical Corporation
Valuation report as of December 15, 2004

CONSUMER SPENDING AND CONFIDENCE
 Consumer spending, which accounts for two-thirds of overall economic growth, increased at a rate of 4.6 percent during the third quarter of 2004, up from a 1.6 percent increase in the second quarter and a 4.1 percent gain in the first quarter. The second quarter consumer spending rate was the slowest growth rate since a 1.0 percent increase in the second quarter of 2001. The third-quarter increase in consumer spending was “helped by strong auto sales that were boosted by incentives, as well as sales of gasoline during the summer driving season,” according to CNNMoney.

Consumer spending on durable goods, items meant to last three or more years, jumped by 16.8 percent in the third quarter of 2004, compared with a 0.3 percent decrease in the previous quarter and a 2.2 percent increase in the first quarter. Spending on nondurable goods, such as clothing and food, increased by 3.9 percent in the third quarter, up from a 0.1 percent increase in the second quarter. Expenditures on services increased by 2.7 percent in the third quarter, the same increase as the previous quarter.

According to the U.S. Department of Commerce, retail and food service sales rose 1.4 percent in the third quarter of 2004, the same increase as the second quarter. During the third quarter, automobile sales increased by 2.1 percent, following a 0.2 percent increase in the second quarter of 2004.

During the third quarter of 2004, consumer confidence fell. The Conference Board, which surveys 5,000 households, reported that its Index of Consumer Confidence was 96.8 in September. This is down from 98.7 in August and 101.9 at the end of the second quarter, which was the highest mark since a reading of 106.3 in June 2002. Conference Board numbers above 100.0 mean a growing economy. A figure between 80.0 and 100.0 suggests slow growth, whereas a reading below 80.0 indicates a recession.

The University of Michigan’s Index of Consumer Sentiment reported a reading of 94.2 in September 2004, which is down from 95.9 in August and 95.2 at the end of the second quarter. The Michigan sentiment survey is based on telephone interviews with roughly 500 Americans across the country on personal finances, business conditions, and buying conditions.

STOCK AND BOND MARKETS
After a first quarter of small losses and a second quarter of small gains, the third quarter of 2004 brought single-digit losses for the major market indexes. The indexes finished the third quarter of 2004 not very far from where they were at the end of 2003, some exhibiting small gains since the beginning of the year, like the S&P 500, or small losses, like the Dow Jones Industrial Average (DJIA). Most of the indexes turned in losses ranging from negative 2.2 percent for the Dow Jones Wilshire 5000 to negative 7.4 percent for Nasdaq Composite. An exception to this rule, Amex Composite, gained 1.8 percent. In the third quarter of 2004, the DJIA lost 3.4 percent, the S&P 500 was down 2.3 percent and the Russell 2000 was down 3.1 percent.

The performance was similar across the market with indexes accumulating most of the loss in July, increasing in the second half of August and in early September, only to lose ground again

InterWest Medical Corporation
Valuation report as of December 15, 2004

at the end of the quarter. According to The Wall Street Journal, this happened because “stocks hit too many headwinds.” Among the “headwinds” that contributed to the fall of the market in the third quarter were increasing oil prices, warnings of lower-than-expected quarterly profits, expected increases in the short-term rates, and the availability of higher returns in the bond market. Other factors in the third quarter included elections uncertainty, as well as uncertainty regarding the war in Iraq and the dangers of terrorism, issues surrounding the Olympics, the 9/11 anniversary and disappointing employment reports. Analysts emphasize that the future performance of the market will depend largely on the general state of the economy, on future strong corporate earnings growth, and on reduction in uncertainty of future events such as the elections.

The DJIA, an index of 30 “blue-chip” U.S. stocks, started the quarter at 10,435.48 and finished it at $10,080.27 for a loss of 3.4 percent for the quarter and 3.6 percent for the year. This was the biggest quarterly loss for the DJIA since its 4.2 percent loss in the first quarter of 2003. The DJIA increased 8.7 percent in the last 12 months and 22.2 percent for the 12 months ended September 2003. The 27 percent drop in the stock price of Merck – a component of DJIA – on September 30, contributed to the loss posted by the index in the third quarter. As of the end of the third quarter, the DJIA has jumped 38.4 percent since its five-year low of 7,286.27 on October 9, 2002, but still is 14 percent off its five-year high of 11,723 on January 14, 2000.

The Nasdaq Composite Index, consisting mainly of high-tech stocks, closed the quarter at 1,896.84, reflecting a quarterly drop of 7.4 percent and a loss of 5.3 percent since the beginning of 2004. This was the index’s worst performance in the last two years since the third quarter of 2002 when it fell by 20 percent. The index was up 3.2 percent for the month of September after posting losses in July and August. Nasdaq gained 6.2 percent over the last 12 months after a gain of 52.5 percent for the 12 months ended September 2003. As of the end of the third quarter, the Nasdaq has jumped 70.3 percent since its low of 1,114.11 on October 9, 2002, but is still 62.4 percent off its five-year high of 5,048.62 on March 10, 2000.

The S&P 500, consisting of a representative sample of 500 leading companies of the U.S. economy and commonly viewed as a proxy for the market, started the third quarter at 1,140.84 and finished it at 1,114.58, for a loss of 2.3 percent for the quarter and mere gains of 0.9 percent for the month and 0.2 percent for 2004. This is the index’s worst performance and the first losing quarter since the first quarter of 2003 when the index lost 3.6 percent. Over the last 12 months, the index increased by 11.9 percent and performed less favorably than during the 12 months before that when the index gained 22.2 percent. As of the end of the third quarter, the S&P 500 has gained 43.5 percent since its low of 776.8 on October 9, 2002, but is still 27 percent off its five-year high of 1,527.4 on March 23, 2000.

The Dow Jones Wilshire 5000 Index (previously known as Wilshire 5000), which consists of almost all publicly traded companies based in the United States, closed the third quarter at 10,895.5—a loss of 2.2 percent for the quarter and a gain of 0.9 percent for the year. The index was up 12.9 percent in the last 12 months after a gain of 24.1 percent for the 12 months before that. This is the index’s worst performance and the first losing quarter since the first quarter of 2003, when the index lost 3.5 percent.

InterWest Medical Corporation
Valuation report as of December 15, 2004

The Russell 2000 Index, which consists of small stock issues, closed the quarter at 572.9, reflecting a decrease of 3.1 percent for the quarter and a gain of 2.9 for the year. This is the index’s worst performance and the first losing quarter since the first quarter of 2003 when the index lost 4.5 percent. The index increased 17.5 percent over the last 12 months. This compares with a gain of 34.6 percent over September 2002 – September 2003.

After a rough 2003, a first quarter that brought some relief to bond investors and a second quarter that was one of the worst in the last ten years, bond prices rose again in the third quarter of 2004, pushing yields lower. A decrease in yields signifies a jump in the price of the bonds, which in turn may be explained by increased buying and demand. The 10-year Treasury note finished the third quarter with a yield of 4.1 percent, down from 4.6 percent at the end of the second quarter and up from 3.8 percent at the end of the first quarter. The yields were down compared to 4.3 percent at the end of 2003. 2003 was the first year since 1999 that the yield on the 10-year Treasury increased for the year, moving from 3.8 percent to 4.3 percent. According to The Wall Street Journal, the third quarter was unlike others in recent history: “it has been 33 years since yields have fallen so much when the Fed was beginning to raise short-term rates.” According to the same source, the improvement in the bond market was due to a drop in investors’ confidence in the rapid improvement of the U.S. economy and the resulting shift of funds from cash and stocks to bonds.

The 20-year bond was at 4.9 percent, down from 5.33 percent at the end of the second quarter and up from 4.77 percent at the end of the first quarter. The five-year Treasury finished the quarter at a yield of 3.4 percent, down from 3.8 percent at the end of the second quarter and up from 2.8 percent at the end of the first quarter. The 30-day T-bill was at 1.5 percent, up from 1.2 percent at the end of the second quarter and 0.96 percent at the end of the first quarter.

CONSTRUCTION
According to the U.S. Department of Commerce, housing starts decreased 6.0 percent to 1.898 million units in September 2004, down from 2.020 million units in August. This is a 1.2 percent decrease from the September 2003 rate of 1.922 million units. Construction of single-family homes decreased to an annual rate of 1.540 million units in September 2004, down 8.2 percent from a rate of 1.678 million units in the previous month.

Building permits, a better leading indicator of demand for new homes, increased by 1.8 percent in September 2004 to an annual rate of 2.005 million units, up from 1.969 million units in the previous month. This is a 3.2 percent increase over the September 2003 rate of 1.943 million units.

Spending on new construction remained steady in the month of September 2004 at an annual rate of $1,013.9 billion, nearly the same as the $1,014.0 billion spent in August. This is an 8.9 percent increase over the September 2003 rate of $930.8 billion. During the first nine months of this year, construction spending amounted to $741.2 billion, which is 9.4 percent above the $677.8 billion that was spent for the first three quarters of 2003. Spending on residential construction decreased by 0.2 percent in September to an annual rate of $551.6 billion, while

InterWest Medical Corporation
Valuation report as of December 15, 2004

spending on nonresidential construction increased by 0.2 percent to an annual rate of $225.8 billion over the same month. During September 2004, overall spending on private construction decreased by 0.1 percent to an annual rate of $777.5 billion.

MANUFACTURING
According to the Federal Reserve, industrial production, which is the total output of factories and mines in the United States, rose by 0.1 percent in September 2004 after declining by 0.1 percent in August. During the third quarter, total industrial production increased at an annual rate of 2.9 percent, compared with an increase of 4.9 percent during the previous quarter. Manufacturing decreased by 0.3 percent in September, but rose at an annual rate of 4.4 percent over the third quarter, compared with an increase of 7.2 percent in the second quarter of 2004. Capacity utilization, the percentage of production capacity manufacturers actually use, increased to 77.2 percent in September 2004, up slightly from a 77.0 percent rate at the end of the second quarter. The current capacity utilization rate of 77.2 percent is 3.9 percentage points below its 1972-2003 average rate of 81.1 percent.

New orders for goods made in U.S. factories decreased in September 2004 by 0.4 percent to $368.3 billion. This follows a 0.3 percent decrease in August. New orders for durable goods, items intended to last for three years or more, increased 0.2 percent to $195.9 billion in September. New orders for nondurable goods, such as food and clothing, decreased 1.0 percent to $172.4 billion in September.

The Institute for Supply Management reported that its monthly Manufacturing Index fell to 58.5 in September, following a 59.0 reading in August 2004. Any reading above 50.0 suggests growth, whereas one below 50.0 shows contraction. The index has been above 50.0 since May 2003.

ECONOMIC OUTLOOK
The U.S. economy continued its slow recovery during the third quarter of 2004, led by a jump in consumer spending. The strong increase in consumer spending, as well as an ease in inflationary pressures over the third quarter, helped to offset the decrease in private business inventories and the slow down in exports. With slower than predicted third-quarter growth, most economists quoted in the financial press expect that the U.S. economy will maintain its moderate growth pattern for the remainder of 2004 and that overall inflation will remain under control.

According to Consensus Economics, Inc., publisher of Consensus Forecasts — USA, the real GDP is expected to grow by 3.4 percent in each of the next two quarters—the fourth quarter of 2004 and the first quarter of 2005 (percentage change from previous quarter, seasonally adjusted annual rates). For 2004 and 2005, the real GDP growth rate is expected to be 4.4 percent and 3.5 percent, respectively (average percentage change on previous calendar year), as can be seen in Exhibit 2. In the long term, the real GDP is expected to grow by 3.2 percent for 2006-2009 and by 3.2 percent for 2010-2014 (average percentage change over previous year). The forecasts for the real GDP are lower than previously polled and published in the April 2004 issue of the
Consensus Forecasts – USA.

InterWest Medical Corporation
Valuation report as of December 15, 2004

According to the survey, consumer prices will increase 2.6 percent in 2004 and 2.3 percent in 2005. In the long term, Consensus Forecasts — USA also predicts accelerating inflation with consumer prices expected to grow by 2.45 percent for 2006-2009 and by 2.5 percent for 2010-2014 (average percentage change over previous year). Producer prices are expected to increase 3.6 percent in 2004 and 1.8 percent in 2005.

Interest rates on three-month Treasury bills and 10-year Treasury notes will rise over the next two years, according to the forecasters of Consensus Forecasts — USA. According to the survey, three-month Treasury bills will rise from 2.2 percent at the end of January 2005 to 3.2 percent by the end of October 2005. The yield on 10-year Treasury notes is expected to climb to 4.6 percent by the end of January 2005 and to continue to increase to 5.1 percent by the end of October 2005. Both the three-month and the 10-year Treasury rates are expected to experience an upward trend over the next 10 years. According to the survey, the three-month Treasury rate will average 4.4 percent over 2006-2009 and 4.6 percent for 2010-2014. The 10-year Treasury bond yield is expected to average 5.7 percent for 2006-2009 and 5.9 for 2010-2014.

The forecasters polled by The Livingston Survey in June 2004 posted slightly more optimistic expectations about the level of corporate profits in 2004 than they did in December 2003. Conversely, the outlook for the growth rate in after-tax corporate profits in 2005 dropped from 19.4 to 13.4 percent. The Livingston Survey predicts that the S&P 500 index will rise steadily during 2004 and 2005. The June 18, 2004 survey estimates the index will reach 1200.0 by December 31, 2004 and forecasts levels of 1250.0 and 1291.0 for June 30 and December 31, 2005, respectively. This issue of The Livingston Survey reports the median value across the 26 forecasters on the survey panel.

In the third quarter, the Federal Open Market Committee raised the federal funds rate from 1.25 to 1.50 percent in August and to 1.75 percent in September. The committee summarized its view of the economy in a press release dated September 21, 2004: “The Committee believes that, even after this action, the stance of monetary policy remains accommodative and, coupled with robust underlying growth in productivity, is providing ongoing support to economic activity.”

Respecting plans for future interest rate actions, the policymakers implied that although the future increase in interest rates are expected to be gradual, further increases in inflation might prompt more abrupt increases in interest rates. The same press release noted that “With underlying inflation expected to be relatively low, the Committee believes that policy accommodation can be removed at a pace that is likely to be measured. Nonetheless, the Committee will respond to changes in economic prospects as needed to fulfill its obligation to maintain price stability.”

This Economic Outlook Update™ reflects the general economic conditions at the end of the third quarter of 2004 and was compiled using data available as of October 31, 2004. This report is based on data available as of the above date and should be updated to reflect material changes in subsequent weeks and months. No statement in this report is to be construed as advice for a valuation

InterWest Medical Corporation
Valuation report as of December 15, 2004

engagement. It is the responsibility of the individual appraiser to relate the information contained herein to the particular valuation engagement. The editors and Business Valuation Resources, LLC, while considering the contents to be accurate as of the date of publication of this report, take no responsibility for the information contained herein.

Summary of Economic Conditions

A review of the economic information available as of the date of the valuation suggests that the economy will have a neutral effect on the profitability and/or stability of IWM.

FINANCIAL REVIEW

Overview

Our financial review of the Company included the review and analysis of the Company’s annual Audited financial statements as reported to the Securities and Exchange Commission (SEC) in the Company’s Form 10-Ks, Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal years ended December 31, 1999 through 2003. We also reviewed the financial information as of and for the nine months ended September 30, 2004 accompanying the Schedule 14A, Proxy Statement also filed with the SEC. In our opinion, the period covered five (5) years plus the nine months ended September 30, 2004 in our review and analysis, is adequate to identify any existing financial and operation trends that would possibly affect our estimate of value. Included in Exhibit B are various summaries of financial data that were generated in our financial review and analysis process. The following are what we consider representative of the financial position and results of operations of InterWest Medical Corporation as of the date of valuation and for the five (5) year period analyzed.

Balance Sheets

InterWest Medical Corporation as of December 15, 2004, has a balance sheet that is representative of the majority of the value. IWM has not shown a consistent profit in a number of years preceding the date of valuation. This is due, in large part, to a continual changing climate in the health care industry with regards to reimbursements by Medicare as well as private insurance companies.

Income Statements

The Company’s sales growth percentages have varied over the past several years but are generally on an upward trend over the five year period reviewed. While revenues increased by 17.5% from 2002 to 2003 the sustained revenue increase from 1999 through 2003 has averaged 10%. The revenues have increased from a low of 11,184,408 in 1999 to $15,849,849 in 2003. It

InterWest Medical Corporation
Valuation report as of December 15, 2004

is worth pointing out that the executive officer has not drawn a salary in the last two fiscal years, including 2004. If executive salaries had been paid the losses would have been more substantial. This must be taken into consideration when assessing the return on investment to shareholders.

COMPARATIVE ANALYSIS

Overview

In order to gain a better perspective as to the financial position and results of operations of InterWest Medical Corporation, it is necessary to compare the Company’s performance to other companies in its industry. To accomplish this purpose we have selected information contained in the “Annual Statement Studies” published by Robert Morris Associates. Robert Morris Associates compiles and publishes financial data on various industries including “Nursing Home Facilities”. Even though the data published by Robert Morris Associates is not totally consistent with the data reported by InterWest Medical Corporation, it is generally accepted as being representative of the industries on which it reports, and therefore is a reasonable source of financial data for a comparative analysis of the Company. Attempts were made to obtain financial information on actual competing companies in the industry. However, in order to perform more direct comparisons, no financial information was available to do company to company comparisons.

Balance Sheet Comparison

IWM maintains a similar financial position compared to other companies in its industry. The major problem area is the cumulative accounts receivable, of which approximately 11% is treated as uncollectible. In addition, Mr. Gilbert is unsure as to whether additional amounts will need to be added to the allowance for doubtful accounts as of December 31, 2004. Accounts payable are consistently larger than the industry standards although the total current liabilities of IWM are comparable to the RMA reported numbers.

Income Statement Comparison

All comparative items dealing with the income statement are comparable. The operating profit percentages are comparable as are the profitability and turnover ratios.

ESTIMATE OF VALUE

Valuation Methods

Asset Approach

The asset approach is a method of valuing a company by reference to the Fair Value of the underlying assets of the Company. The assets and liabilities are adjusted to their Fair Value as if a buyer were to acquire just the net equity of the business and not pay any additional amounts for

InterWest Medical Corporation
Valuation report as of December 15, 2004

goodwill. This approach generally yields the lowest value when dealing with a company that has consistent earnings and positive cash flows. However, in situations in which a company finds itself without consistent earnings and cash flows, the asset approach might be the appropriate method for valuing a Company.

Market Data Approach

The market data approach is a method of valuing a company by comparison with sales prices of various other public and private companies. The companies selected should be “comparable” to the Subject Company in as many aspects as possible. We did not use the market data approach because we could not identify any guideline companies with similar enough characteristics to the Subject Company to allow meaningful comparison between the two. Because IWM is a publicly traded security by way of the “Over The Counter Market” (OTC) a review of the history of actual trades and market quotes is appropriate. From January of 2002 through September of 2003 the average low bid was $.068 and the average high bid was $.127.

Dividend Paying Capacity

One way to determine the value of a company is to review the dividend paying history and/or dividend paying capacity of the company. IWM has no history of paying dividends and no anticipation of paying dividends in the future. In addition, because of the debt structure of the Company the ability to pay (capacity) dividends in the near term is severely limited. Therefore, this is not an appropriate vehicle for determining value.

Income Approach

The theory of the income approach to valuation is that the present value of an investment is equal to the sum of the values of all the future benefits it is expected to produce for its owner, each such benefit discounted to a present value at a rate (called a “discount rate”) that reflects the time value of money and the degree of risk of the investment. There are also various valuation methods within the income approach in general.

One of the most widely used methods using the income approach is called “Capitalization of Earnings”. With this method projected economic income available to all invested capital for the current estimated period is calculated. This projected amount is then capitalized at an appropriate rate to determine the value of the income stream to the owners. Capitalization rates vary among particular sizes and types of businesses and from one period of time to another. This method is only appropriate when there is a consistent stream of earnings. In the case of InterWest Medical Corporation there has not been a consistent pattern of earnings over the period reviewed.

It is our opinion that the appropriate method to use is a variation on the market data approach. We began with the published low and high bids that were available for IWM. From that we determined the appropriate Fair Value for as of December 15, 2004 based upon a weighted

InterWest Medical Corporation
Valuation report as of December 15, 2004

average of those low and high bids. It is our opinion that the Fair Value of the outstanding common stock of InterWest Medical Corporation is $.08 (cents) per share.

Discounts

Discounts from the stated Fair Value of a security is generally required when the determination of a minority, noncontrolling interest is desired. Because most closely held companies are valued on a controlling, freely marketable basis, these discounts are necessary to arrive at a correct minority interest value. A discussion of the Discount for Lack of Marketability and Minority Interest Discount are presented below.

Discount for Lack of Marketability

A discount for lack of marketability (DLOM) is commonly applied to the ownership of closely held businesses to reflect the lack of a recognized market for the stock and the fact that such stock is not readily transferable. The owner of an interest in a closely held business cannot sell his or her shares in the public market and achieve the same liquidity as investors who can sell their shares in the public market. All other factors being equal, shares of stock without these marketability characteristics will sell at a discount when compared to shares that include such marketability features.

To determine the discount for lack of marketability most valuation professionals look to various studies quantifying discounts for lack of marketability for closely-held entities. There are two types of studies used to determine DLOM. The first type is based on the difference between the initial public offering (IPO) price of a company and prior transactions of the same company’s stock prior to the IPO. These are referred to as “IPO studies”. The second set of studies measure the difference between the private price of a restricted security and the publicly traded stock price of the same company. These are referred to as “restricted stock studies”. All of these studies assume that the discounts are applied to minority interests. Therefore, minority interest discounts are separate calculations.

While most closely held stocks do not have a ready market, the situation for a publicly traded stock is very different. Generally, securities traded in a public market are considered “freely tradable”. This means that within a few days of placing your sell order, you can have the proceeds from the sale deposited into your account. This is in stark contrast to securities of a privately held company that may take months or years to realize the proceeds from any prospective sale. While there is a “ready market” for the securities of IWM, because of the infrequency of actual trades, the securities are not as liquid as if the security was traded daily. Therefore, it is our opinion that a discount for lack of marketability should be applied in the amount of 15%.

Minority Interest Discount

A minority interest discount recognizes that control is an important benefit of ownership, particularly in a closely-held business. There is usually less perceived risk in an investment

InterWest Medical Corporation
Valuation report as of December 15, 2004

when the investor has the right to control the company’s course of action. As such, a controlling interest in a closely-held company typically commands a higher price than a minority interest in that same company and a minority interest discount may be applicable if the subject interest is less than a controlling one. Revenue Ruling 59-60 states: “The size of the block of stock itself is a relevant factor to be considered. Although it is true that a minority interest in an unlisted corporation’s stock is more difficult to sell than a similar block of listed stock, it is equally true that control of a corporation, either actual or in effect, representing as it does an added element of value, may justify a higher value for a specific block of stock.”

Because the securities being valued are traded on an open market, the minority interest discount is already taken into consideration in the actual transaction prices. Therefore, it is inappropriate to apply an additional discount for a minority interest.

Now that we have determined the controlling interest value per share and we have determined the discounts to apply, the calculation is made as follows:

Per share value (On a Marketable, Minority Interest basis)	$0.08
Discount for lack of marketability	15%

Per share value (On a Nonmarketable, Minority Interest basis)	$0.068
Number of shares being valued	20,000,000
Total value of InterWest Medical Corporation as of December 15, 2004 on a nonmarketable, minority interest basis	$1,360,000

EXHIBIT A

CURRICULUM VITAE

26

InterWest Medical Corporation
Valuation report as of December 15, 2004

DAVID C. HECHT
CONSULTANT AND CERTIFIED PUBLIC ACCOUNTANT

CURRICULUM VITAE

EXPERIENCE

Public Accounting: Twenty-two years experience as a certified public accountant, including four years as an accounting supervisor at a regional accounting firm.

•	Consulting and litigation support

•	Valuation for marital dissolution, corporate status and alter ego matters, breach of contract, estate and gift tax considerations, buy-sell agreements and separate property tracing

•	General accounting, financial reporting and taxation

Shareholder, Hecht, Ratcliff & Co., P.C.
Fort Worth, Texas 1984-Present

Weaver and Tidwell, Certified Public Accountants, LLP
Fort Worth and Dallas, Texas 1980-1984

EDUCATION AND LICENSING

•	University of Texas at Austin (B.B.A., 1980)

•	Certified Public Accountant, Texas

•	300 hours of continuing professional education courses in valuation issues

•	Accredited in Business Valuations by the American Institute of Certified Public Accountants

•	AICPA, Certificate of Educational Achievement Award in Business Valuations

•	AICPA, Certificate of Educational Achievement Award in Advanced Business Valuations

•	Masters in Business Administration (MBA) University of Texas at Arlington — 2003

PROFESSIONAL AFFILIATIONS, HONORS AND AWARDS

•	Texas Society of Certified Public Accountants (instructor, Valuation Engagements)

•	Fort Worth Chapter, Texas Society of Certified Public Accountants (former chairman, Management Advisory Services Committee on Continuing Professional Education; instructor, Business Valuations)

•	American Institute of Certified Public Accountants, Management Consulting Service Division

•	Fort Worth Theater (former Vice President of Finance, member, Board of Directors)

•	Treasurer, Isadore Garsek Lodge of Bnai Brith

•	Treasurer, Tarrant County Hebrew Free Loan Association

•	Recognized as an “University Scholar” by the University of Texas at Arlington – 2003

•	Member, Beta Gamma Sigma, National Honor Society — 2002

InterWest Medical Corporation
Valuation report as of December 15, 2004

EXHIBIT B

FINANCIAL STATEMENT SUMMARIES
AND ANALYSIS

InterWest Medical Corporation
Valuation report as of December 15, 2004

InterWest Medical Corporation
Comparative Balance Sheets

Percentages Based On:
An Adjusted Balance
Sheet
SIC Code:
RMA = 8051

	RMA	9/30/04	2003	2002	2001	2000	1999
Cash & Equivalents	9.1%	24.1%	9.5%	12.2%	15.5%	8.9%	7.2%
Accounts Receivable	16.3%	34.3%	43.8%	33.8%	25.9%	24.9%	18.4%
Inventory	.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other Current Assets	2.6%	2.9%	5.2%	8.7%	17.2%	26.8%	43.3%

Total Current Assets	28.2%	61.3%	58.5%	54.7%	58.6%	60.6%	68.9%
Fixed Assets Net	55.7%	34.5%	37.5%	40.5%	37.2%	35.0%	27.9%
Intangibles Net	5.7%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other Non-Current Assets	10.4%	4.2%	4.0%	4.8%	4.2%	4.4%	3.2%

Total Assets	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Accounts Payable	6.2%	25.6%	24.2%	25.2%	19.0%	15.7%	10.3%
Short Term Notes Payable	4.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Current Maturity LT Debt	3.5%	0.6%	0.6%	0.6%	0.5%	0.4%	1.0%
Other Current Liabilities	15.2%	5.6%	8.5%	7.8%	6.5%	6.6%	11.5%

Total Current Liabilities	29.1%	31.8%	33.3%	33.6%	26.0%	22.7%	22.8%
Long Term Debt	51.4%	51.7%	54.6%	52.2%	47.6%	44.0%	33.5%
Other Non-Current Liabilities	4.7%	0.0%	0.0%	0.0%	0.0%	1.0%	0.3%

Total Liabilities	85.2%	83.5%	87.9%	85.8%	73.6%	67.7%	56.6%
Total Equity	14.8%	16.5%	12.1%	14.2%	26.4%	32.3%	43.4%

Total Liabilities & Equity	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Robert Morris & Associates, Philadelphia, PA Nursing Home Facilities

InterWest Medical Corporation
Valuation report as of December 15, 2004

InterWest Medical Corporation
Comparative Income Statements

Percentages Based
On:
An Adjusted
Statement
SIC Code:
RMA = 8051

	Fabr
	RMA	9/30/04	2003	2002	2001	2000	1999
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Gross Profit	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating Expenses	88.8%	92.1%	98.4%	97.9%	99.0%	95.4%	93.8%

Operating Profit	12.0%	7.9%	1.6%	2.1%	1.0%	4.6%	6.2%
Other Income/(Expense) Net	-7.1%	-2.3%	-2.6%	-11.3%	-7.3%	-3.3%	16.4%

Pretax Profit	4.9%	5.6%	-0.1%	-9.0%	-5.6%	-28.3%	22.7%

Robert Morris & Associates, Philadelphia, PA Nursing Home Facilities

InterWest Medical Corporation
Valuation report as of December 15, 2004

EXHIBIT C

MAPS OF LOCATION AND SURROUNDING AREA

31

InterWest Medical Corporation
Valuation report as of December 15, 2004

State Level Map
Corporate Offices
3221 Hulen Street, Suite C
Fort Worth, TX 76107

InterWest Medical Corporation
Valuation report as of December 15, 2004

Metroplex Level Map
Corporate Offices
3221 Hulen Street, Suite C
Fort Worth, TX 76107

InterWest Medical Corporation
Valuation report as of December 15, 2004

Street Level Map
Corporate Offices
3221 Hulen Street, Suite C
Fort Worth, TX 76107

InterWest Medical Corporation
Valuation report as of December 15, 2004

State Level Map
Reche Canyon Rehabilitation Care Center, Inc.
1350 Reche Canyon Road
Colton, California 92324

InterWest Medical Corporation
Valuation report as of December 15, 2004

Local Area Map
Reche Canyon Rehabilitation Care Center, Inc.
1350 Reche Canyon Road
Colton, California 92324

InterWest Medical Corporation
Valuation report as of December 15, 2004

Street Level Map
Reche Canyon Rehabilitation Care Center, Inc.
1350 Reche Canyon Road
Colton, California 92324